UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 4, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CSG Systems International, Inc.

File No. 0-27512 - CF#29580
_____

CSG Systems International, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 8, 2013.

Based on representations by CSG Systems International, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.21M	through February 28, 2017
Exhibit 10.21N	through February 28, 2017
Exhibit 10.21O	through February 28, 2017
Exhibit 10.23T	through December 31, 2017
Exhibit 10.23U	through December 31, 2017
Exhibit 10.23V	through December 31, 2017
Exhibit 10.23W	through December 31, 2017
Exhibit 10.24L	through March 31, 2017
Exhibit 10.24M	through March 31, 2017
Exhibit 10.24N	through March 31, 2017
Exhibit 10.24O	through March 31, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary